Bingham McCutchen LLP
Three Embarcadero Center
San Francisco, CA 94111

thomas.reddy@bingham.com
415-393-2188


October 27, 2004

Via Hand Delivery & EDGAR

Mr. Todd Schiffman
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:    Valley Commerce Bancorp
       Form SB-2
       File No. 333-118883
       Filed September 9, 2004

Dear Mr. Schiffman:

On behalf of Valley Commerce Bancorp (the "Company"), this letter sets forth responses to the staff comments contained in your letter dated October 8, 2004 relating to the Company's registration statement on Form SB-2 (the "Registration Statement"). The Company's responses to the accounting staff's comments have been prepared in consultation with the Company's independent auditors, Perry-Smith LLP. Each staff comment is noted in bold below, and the Company's response follows beneath each comment. Concurrently with the submission of this letter, the Company has filed Amendment No. 1 to the Registration Statement, three copies of which are enclosed herewith.

Prospectus Cover Page
---------------------
1.    Revise to use bold type for the cross-reference to the risk factors.

     The Word formatted version of the Registration Statement has bold text for this cross-reference. The commercial printer the Company is using advises us that the ASCII format in which the Registration Statement is submitted to you does not indicate bold type. The Company assures you that the printed prospectus will have bold type for this item. Mr. Clampitt advised us that this would be acceptable.

2. With regard to the last paragraph and the statement therein that "there is no minimum", revise to indicate the minimum. In this regard, use the number of shares the underwriter is committed to take as the minimum.

     The Company has revised the Registration Statement throughout to indicate that the minimum will be 300,000 shares.

Prospectus Summary
------------------
Growing-Market Area - page 3
----------------------------

3. Revise the last paragraph on page 3 to explain how the bank is "expanding our efforts".

     The Company has revised the Registration Statement on page 3 in response to your comment.

Our strategic goals - page 4
----------------------------

4. Revise the first paragraph to describe the expansion plans. Does the Company plan on adding branches in the next 12 months? If so, indicate the number expected to be added and the cost. If not, so indicate.

     The Company has revised the Registration Statement in response to your comment. It has no immediate concrete plans either to open or acquire a branch.



5. Revise the Core Deposit paragraph to indicate the growth for the 6 months ended June 30, 2004 and the year ended December 31, 2003.

     The Company has revised the Registration Statement in response to your comment.

6. Likewise, revise the Net Interest Margin and Efficiency ratio discussions to disclose the numbers for the 6 months ended June 30, 2004 and December 31, 2003.

     The Company has revised the Registration Statement in response to your comment.



7. Revise to condense the last paragraph on page 4 and all of page 5 into a brief paragraph discussing the service first concept and the local management team. The remainder of the disclosure should be moved to the business section. In addition, add the address of the executive officers and a phone number as required by Item 503(b) of Regulation S-B.

     We have revised the last paragraph on page 4 and all of page 5 as requested and moved a portion of the text to "Description of Business."

     On the inside front cover, we have clarified that the address shown is the address for the executive offices. We have added the telephone number for the executive offices.

The Offering - page 6
---------------------

8. Revise the narrative for the number of shares both before and after the offering to indicate they do not include any shares that might be sold in the overallotment option.

     Our situation is unusual in that the 600,000 shares shown on the cover includes the shares available to the underwriter in the overallotment option. The Registration includes disclosures to this effect.



Risk Factors - page 9 General
-----------------------------

9.   Revise to use bold type for the captions of each risk factor.

     The Word formatted version of the Registration Statement has bold text for the risk factor captions. The commercial printer the Company is using advises us that the ASCII format in which the Registration Statement is submitted to you does not indicate bold type. The Company assures you that the printed prospectus will have bold type for these items. Mr. Clampitt advised us that this would be acceptable.

10. Revise each caption to state the particularized risk, such as, "Our directors and Executive Officers have substantial control over the Company's actions and their interests may not coincide with shareholders who purchase shares in this offering", or a similar caption.

     The Company has revised the Registration Statement in response to your comment.



Risks related to our Company and its stock - page 9
---------------------------------------------------

11. Revise to briefly discuss the limited trading activity by referring to average trades per day/week or month during the last 12 months.

     The Company has revised the Registration Statement on page 9 in response to your comment.

12. Revise to move the last paragraph on page 9 and the first 6 paragraphs on page 10 to elsewhere in the prospectus, such as the Business section, as these are generic to all bank holding companies. Alternatively, revise to make the discussions particularized to the Company.

     The Company has revised the Registration Statement to relocate the subject paragraphs as you propose in response to your comment.

13. Revise the management's expertise paragraph to indicate the presence or absence of employment agreements.

     The Company has revised the Registration Statement on page 11 in response to your comment to indicate the absence of employment agreements.

Risks related to our industry - page 11
---------------------------------------

14. Move the paragraph on regulation and legislation to elsewhere in the prospectus after the risk factors. See comment 13 above.

     The Company has revised the Registration Statement in response to your comment by moving the paragraph on regulation and supervision to the "Business" section.



Use of Proceeds
---------------

15. Disclose the plans with regard to adding branches, e.g., none are expected to be added in the next 12 months, and indicate the expected cost of each branch addition.

     The Company has revised the Registration Statement in response to your comment. It has no immediate concrete plans either to open or acquire a branch.



Market Price for Common Equity
------------------------------

16. Revise to provide some numbers with regard to the trading volume, e.g., daily, weekly or monthly volume of how many shares.

     The Company has revised the Registration Statement on page 16 in response to your comment.


Dilution
--------

17. Revise to include the information required by paragraph (a) of Item 506 of Regulation S-B.

     The Company has revised the Registration Statement on page 19 in response to your comment.

Business General
----------------

18. Expand the discussion to cover the last three years developments as required by Item 101 (a) of Regulation S-B. In this regard, growth in assets, deposits, capital, number of branches and other material items should be addressed in the three-year context.

     The Company has added a brief discussion of its most recent three years of operations with emphasis on the items you listed above. There has been no material change in the loan, deposit or other banking products or services in the last three years. The bank have been in operation for eight years. The most material developments in this period has been formation of the holding company and the expansion into Fresno County, which are discussed in several sections. We have a complete two-year MD&A. We are not aware of other material development in the past three years.Please note that the Company has also added a section entitled Recent Developments on page 8 following Selected Financial Data to reflect highlights of results of operations for the period ended September 30, 2004.

19.  Revise to disclose the information required by Item 101 (c) of Regulation
     S-B.

     The Company has revised the Registration Statement on page 70 in response to your comment. In several places in the registration statement the Company has added financial information about the Fresno branch purchase as a historical reference.



Our strategic goals
-------------------

20. Revise the first paragraph to include whether or not there are any agreements or commitments to purchase any branches from other institutions and, if so, indicate the expected costs and timeframe for the purchase. Likewise, disclose the timeframes for expansion of loan offices and new branches as well as the expected costs.

     The Company has revised the Registration Statement on page 44 in response to your comment.


Management
Employment Agreements
---------------------

21. Revise to disclose and briefly discuss the Supplemental Compensation Agreements filed as exhibits.

     The Company has revised the Registration Statement on page 61 in response to your comment.



Part II
Undertakings
------------

22.  Revise to include the undertakings required by paragraphs (d) and (f) of
     Item 512 of Regulation S-B.

     We believe the original Registration Statement included the substance of the undertakings requested in this comment. The Company has revised the Registration Statement in Part II to more closely follow the language of Regulation S-B for these undertakings.



Exhibits
--------

23. File exhibits 1.1, 4.3, and 5.1 in the next amendment or revise the index to indicate they will be filed in the future.

     The Company has filed exhibits 4.3 (renumbered as 4.1) with Amendment No. 1 to the Registration Statement. The Company has revised the exhibit index to indicate that exhibits 1.1 and 5.1 will be filed in the future.



Selected Financial Data - page 7
--------------------------------

24. Revise your column headings in the table on page 8 to reflect the proper dates and columns. Your heading for 2003 is aligned improperly and may be confusing to the reader.

     The Company has revised the Registration Statement on page 8 in response to your comment.



Capitalization - page 18
------------------------

25. Please revise to present the pro forma capitalization data for both the minimum and maximum amount of shares sold or confirm in your disclosure that the data properly represents the minimum and maximum amount of shares sold.

     The Company has revised the Registration Statement on page 18 in response to your comment.



Dilution - page 19
------------------

26. Please revise to quantify and clearly define how you determined the increase attributable to new investors in your dilution per share calculation as of June 30, 2004.

     The Company has revised the Registration Statement on page 19 in response to your comment.

Management's Discussion and Analysis
------------------------------------
Overview - page 20
------------------

27. Please revise to describe more clearly the acquisition of the branch facilities and deposits of the Fresno branch of Humboldt Bank.

     The Company has revised the Registration Statement on page 20 in response to your comment.



28. Please revise to provide a brief discussion of the primary components that make up your general operating expenses in your business.

     The Company has revised the Registration Statement on page 20 in response to your comment.



Critical Accounting Policies - page 20
--------------------------------------

29. Please revise your disclosures under this section to discuss how accurate your estimates and assumptions have been in the past and how much your actual results varied from those estimates. Revise to provide quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company. Refer to Section C of Release No. 33-8098/34-45907.

     The Company has revised the Registration Statement on page 20 in response to your comment.



Results of Operations - page 21
-------------------------------

30. In order to allow the reader to gain a better understanding of the loan loss activity, please revise your disclosure on page 25 to more clearly explain the primary reasons for the credit balance as of June 30, 2004, besides the $129,000 credit recorded in the provision for loan losses in June 30, 2004.

     The Company has revised the Registration Statement in response to your comment.

31. Please revise to more clearly describe the underlying facts and circumstances that led to the net loan charge-offs in 2002 as discussed on page 30.

     The Company has revised the Registration Statement on page 25 in response to your comment.

32. Please revise to discuss the nature and underlying factors relating to the changes in your loan volume and product mix in order to allow the reader to gain a better understanding of your lending business.

     The Company has revised the Registration Statement in response to your comment.

33. Please revise page 37 to explain in further detail the procedures you used in determining the amount of unallocated reserve. Please clarify how the unallocated reserve is not directly measured in the determination of the formula allowance and specific allowance but is included as an element of measurement when determining the level of the allowance for loan losses. Revise to explain why you refer to unallocated portions of your reserves on page 37 but your allocation table on page 38 indicates that you have no unallocated amounts as of the dates presented.

     The Company has revised the Registration Statement in response to your comment. Although a portion of the allowance is determined by reference to factors not attributable to specific loans, we have concluded that the reference to "unallocated reserve" is not appropriate.

34. Please revise your commitments and contingencies discussion on page 39 to quantify the amounts of all such items.

     The Company has revised the Registration Statement in response to your comment.



Liquidity - page 42
-------------------

35. Please revise to disclose the material effects on your liquidity resulting from the following:

          o Provide an explanation of any significant changes in your statement of cash flows such as the activity in your available-for-sale securities;

          o Discuss the amount of your redemption requirements on the trust preferred securities and FHLB advances due in each of the next five years;

          o Discuss pertinent matters that could affect the extent of funds required relating to your short-term and long-term objectives;

          o Identify any known trends or circumstances and associated risks which are reasonably likely to result in material increases or decreases in the liquidity in the near future;

          o Describe any anticipated changes between equity, debt and any off-balance sheet financing arrangements; and

          o Discuss the impact of your acquisition of the Fresno Branch from Humboldt Bank. Quantify the impact on your current cash flow and future cash commitments. Discuss the impact of any deposit run-off expected to occur over the next twelve months.

          Refer to Item 303 of Regulation S-B.

          The Company has revised the Registration Statement in response to your comment.



Experts - page 69
-----------------

36. We-note your disclosures here regarding your change in independent accountants. Please revise to include a separate section for Item 23 of Form SB-2, Changes In and Disagreements with Accountants on Accounting and Financial Disclosures. In addition to the disclosures already provided, please specifically disclose whether the former accountant resigned, declined to stand for re-election or was dismissed and the date thereof. Specifically disclose whether the decision to change accountants was recommended or approved by any audit, similar committee of the board of directors or the board of directors. Provide an updated letter from your former accountant that acknowledges these, changes. Refer to Item 304 of Regulation S-B.

     The Company has revised the Registration Statement in response to your comment. The Company did not use the term "dismissed" but rather indicated that the audit committee elected not to "renew the engagement" without going through a process to consider other auditors.


Condensed Consolidated Interim Financial Statements
---------------------------------------------------

37. Please revise your interim financial statements to address the comments raised below on your annual financial statements as applicable.

     The Company does not believe this comment requires any revision in addition to those made in response to other comments.

38. Please revise to provide a table presenting the detailed components of your securities portfolio in a footnote, as well as the gross unrealized gains and losses for each category as of the interim dates presented.

     The Company has revised the Registration Statement in response to your comment.



Note 3.  Loans - page F-7
-------------------------

39. Please revise your interim footnotes to provide a rollforward of your allowance for loan losses.

     The Company has revised the Registration Statement in response to your comment.

40. We note your MD&A disclosure on page 25 that appears to indicate that your Credit to the provision for loan losses was actually due to gains on foreclosed assets.

          o Please revise your footnotes to better reflect these transactions.

          o    Supplementally provide us with the details of such transactions.

          o Tell us why you believe it is appropriate to record the gains on the foreclosed real estate in your Provision for loan losses rather than in a separate line item given the timing you described on page 25. Tell us the GAAP literature on which you relied for this treatment.

          o Tell us how you considered the guidance of paragraph 37 of SFAS 144 as it applies to your circumstances.

     In response to your first bullet point, the Company has revised the footnotes in the Registration Statement as requested. In response to your second bullet, point, appended to this letter as Exhibit A is a summary that provides the details of the transactions and discusses the justification for the Company's accounting treatment. With respect to your third bullet point, the Company has advised us that it reversed only a portion of the provision in June 2004. The sale of the subject property was completed in September 2004, and the Company booked the gain on sale in September 2004 as a separate line item. The Company believes this treatment is consistent with the intent of your comment. With respect to your fourth bullet point, the Company believes that the only sentence in Paragraph 37 of SFAS 144 that might apply to this situation reads, "A gain or loss not previously recognized that results from the sale of a long-lived asset (disposal group) shall be recognized at the date of sale." The Company believes it has complied with this guidance. The Company believed the reversal of the previously taken provision was appropriate as of June 30 because of the strength of the purchase offer. The Company did not book a gain on sale until the sale was actually completed in the third quarter.



Note 4.  Commitments and Contingencies -page F-7
------------------------------------------------

41. Please revise Note 4 to clearly explain how you determined the fair values you recorded under FIN 45 for your guarantees outstanding. Quantify those amounts recorded.

     The Company has revised the Registration Statement in response to your comment. The fair values the Company recorded under FIN 45 for the Company's outstanding guarantees were not considered to be material for recognition as a liability at June 30, 2004 or December 31, 2003 and have therefore not been quantified.



Consolidated Financial Statements
---------------------------------
Note 3.  Summary of Significant Accounting Policies - F-19
----------------------------------------------------------

42. Please revise your disclosures regarding Investment Securities to explain your policies for determining when an other-than-temporary impairment has occurred and how such an impairment would be measured.

     The Company has revised the Registration Statement in response to your comment.

43. Please revise your Loan policy disclosures to confirm that you use the interest-method to recognize interest income.

     The Company has revised the Registration Statement in response to your comment.

44. We note your disclosure on page 48 regarding your origination of loans with the participation of other lenders as well as your servicing of participated loans. Please revise your footnotes to address the following in order to provide clear and comprehensive disclosure of your loan participations.

          o Clearly describe the underlying transactions and specifically define the extent to which you originate the loans involved. Disclose whether you actually originate the full amount and sell off the participations or whether you only originate a fraction of the total.

          o Clearly describe your accounting policies and procedures for loan participations in a clear and concise manner, and discuss the accounting treatment for loan transfers. For transactions where you are getting sale treatment under SFAS 140, please revise Note 3 to confirm in your disclosure that you meet each of the criteria required by paragraph 9 of SFAS 140. Disclose each of those criteria.

          o Revise to quantify in tabular fashion the amount of loans transferred versus retained during the periods presented.

          o Disclose the underlying terms and conditions of the loan participation agreements such as recourse obligations.

          o Please provide the disclosures by paragraph 17(e) of SFAS No. 140 for servicing assets and liabilities and paragraphs 13(d) and A52(b) of FIN 45 for any recourse obligations. For additional information, refer to paragraphs 104106 and paragraph 13 of SFAS No. 140.

          The Company has revised the Registration Statement in response to your comment.

45. Revise to discuss your policy of recording an allowance for credit losses on loan commitments that is separate from your allowance for loan losses. Disclose the amount recorded for such amounts.

     The Company has revised the Registration Statement in response to your comment.

46. We note your statement on page F-25 that the deconsolidation of Valley Commerce Trust I "appears to be an unintended consequence of FIN 46." However, such disclosure could be confusing to investors. Please revise to delete these statements or to better clarify your intended meaning.

     The Company has revised the Registration Statement in response to your comment.

47. Please revise your discussion on page F-25 regarding the impact of SFAS 149 and SFAS 133 to clarify whether you have participated in any derivative transactions during the periods presented. If so, revise to quantify their impact.

     The Company has revised the Registration Statement in response to your comment.



Note 4.  Available-for-Sale Investment Securities -page F-26
------------------------------------------------------------

48. Please revise your disclosures regarding your unrealized losses at the bottom of page F-27 to confirm that you have the intent and ability to hold these debt securities that are in an unrealized loss position to the earlier of recovery or maturity.

     The Company has revised the Registration Statement in response to your comment.

Note 8.  Borrowing Arrangements - page F-31
------------------------------------------

49. Please revise your discussions of your long-term FHLB advances to quantify the amount of such borrowings that are subject to early call or redemption features. Revise to describe the nature of such features.

     The Company has revised the Registration Statement in response to your comment.



Note 9.  Junior Subordinated Deferrable Interest Debentures - page F-32
-----------------------------------------------------------------------

50. Please revise your description of the Valley Commerce Trust I and its related trust preferred securities to address the following:

          o Discuss how you account for dividends not currently declared or paid, but which will be payable under the mandatory redemption features (e.g., dividends that will be payable out of future earnings).

          The Company has revised the Registration Statement in response to your comment.

          o Revise to confirm that you own 100% of the common stock of the Trust. Refer to Rule 3-10(b) of Regulation S-X.

          The Company has revised the Registration Statement in response to your comment.



Note 14.  Related Party Transactions - page F-42
------------------------------------------------

51. Please revise Note 14 to discuss any other related party transactions, including your lease agreements with certain directors as discussed on page
     63. Discuss the terms of the lease and quantify the amounts expensed under such agreements during the periods presented.

     The Company has revised the Registration Statement in response to your comment.

Please do not hesitate to contact me if you have any questions or require any additional information.

Sincerely yours,


/s/ Thomas G. Reddy
-------------------
Thomas G. Reddy

cc:   Roy Estridge
      Francis Sarena
      Jeff Clair, Perry-Smith LLP

                                    Exhibit A


1. The Shoshone loan had been in nonaccrual since July 2001. A specific allowance for loss had been identified on this loan commencing in 2001. The specific allowance was footnoted in the annual financial statements as follows: 12/31/01 - $380,000; 12/31/02 - $178,000; 12/31/03 - $177,000. The
     decrease in the specific allowance in 2002 reflected the exercise of a 50% SBA guarantee. The ALL was reevaluated quarterly.

2. The collateral underlying the loan was foreclosed on June 28, 2004. Management had two accounting tasks to accomplish. First, to properly book the Other Real Estate. Second, to review the current level of the Allowance for Loan Losses as of June 30, 2004 in light of the transfer of the nonaccrual loan to ORE.

3. The GAAP requirement for booking the Other Real Estate is to record it at carrying value or FMV less estimated selling costs. The FMV was not firmly established at the date of foreclosure. Management intended to support the appropriate FMV of the asset through an independent, professional appraisal to determine the proper transfer amount to OREO and if any related write down of the asset and LLR was necessary. Management began actively marketing the property in early July 2004 and almost immediately received an offer to purchase the property, with escrow closing in late September 2004. This offer was of sufficient strength to preclude the need for an appraisal and supported a FMV in excess of the carrying amount of the asset. Due to receipt of this offer, management concluded that there would be full recovery of the carrying amount of the Shoshone loan. Accordingly, the asset was transferred to ORE at its carrying value of $765,000. On September 28, 2004, the Company received the proceeds from the sale of the property, eliminated the ORE and recorded a gain in other income of $240,000.

4. After transferring the Shoshone loan to ORE, management reevaluated the current level of the ALL compared to the existing risk exposure within the portfolio. The circumstances described in the preceding paragraph supported that there was no need for a charge-off of any portion of the Shoshone loan. As a result of management's assessment of the ALL, management recorded a credit to the provision for loan losses sufficient to adjust the ALL to the level considered necessary to reflect the probable losses inherent in the loan portfolio at June 30, 2004.